

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Brian Wendling
Chief Accounting Officer and Principal Financial Officer
Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, California 80112

> **Re: Qurate Retail, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 26, 2020**
> **Form 8-K Filed January 28, 2020**
> **Form 8-K Filed November 5, 2020**
> **File No. 1-33982**

Dear Mr. Wendling:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Statements of Operations, page II-32

1. Reference is made to the "Share of earnings (losses) of affiliates, net" line item. Please tell us your consideration of providing disclosure pursuant to Rule 4-08(g) of Regulation S-X in the notes to consolidated financial statements.

Form 8-K Filed January 28, 2020

Exhibit 99.1, page 1

2. Reference is made to your disclosure of expected Adjusted OIBDA. In future filings, please provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts of the

differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Form 8-K Filed November 5, 2020

Exhibit 99.1, page 1

3.　　Reference is made to your disclosure of the increase in Adjusted OIBDA in the first full paragraph which precedes the most directly comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i))(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services